# Form C

## Cover Page

Name of issuer:

AQUEDUCT ENTERTAINMENT, LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: FL
>
> Date of organization: 11/28/2011

Physical address of issuer:

4232 SW 11th Street
Dearfield Beach FL 33442

Website of issuer:

https://aqueductpictures.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

100% of net profits are paid to investors pro-rata until 200% (225% for Early Bird Investors) of principal investment is returned.

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,750,000.00

Deadline to reach the target offering amount:

4/30/2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

2

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $103,603.00 | $79,546.00 |
| Cash & Cash Equivalents: | $103.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $0.00 | $0.00 |
| Long-term Debt: | $447,856.00 | $358,083.00 |
| Revenues/Sales: | $107.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($65,716.00) | ($49,396.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

### THE COMPANY

1. Name of issuer:

AQUEDUCT ENTERTAINMENT, LLC

### COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| William McConnell | President | Aqueduct Entertainment LLC | 2011 |
| Douglas Swim | | | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| William McConnell | Member Manager | 2011 |
| Douglas Swim | Member Manager | 2021 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Douglas Swim | | 50.0 |
| William McConnell | | 50.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The global pandemic of COVID 19 is however, still present in the world today. It may result in effects on the film industry, as a whole, with financial challenges. Additionally, It is possible that another outbreak could directly and/or indirectly affect the production of the Picture. Covid-19 could directly infect one or more of the key management team and/or staff and/or cast and this may adversely affect the business and/or production team's ability to complete the production.

The Picture's management team is small, limited in numbers and cost. Therefore, the Picture's success depends on this small management team. The loss of services of anyone or more may have an adverse effect on the company. In the event of an extended leave or loss of a key management team member, there can be no assurance we will be successful in attracting and retaining other personnel we require to successfully grow our business.

There can be no assurance the Company will achieve its investment objectives. The Company is a speculative investment involving significant risk due to the nature of the Company's proposed business activities and the lack of a public market for the Interest.

Exculpation: None of the Member Managers nor any of their respective principles, affiliates, agents or employees, nor any director, officer, partner, employee, agent, Member or representative of any of the foregoing (each, an "Indemnified Person") will be liable for any losses, claims, damages or liabilities arising from, related to, or in connection with the Company's Operating Agreement or the Company's business or affairs, except for any losses, claims, damages or liabilities resulting from such Indemnified Person's gross negligence or willful misconduct. Such right to indemnification will survive for a period of three years from the date of dissolution of the Company, subject to extension with respect to certain claims under certain circumstances.

Company can not anticipate how many competitive films in the same genre will be produced and released at or around the same time. Therefore, Company can NOT anticipate what the "competition" affect will be Nor can Company anticipate what the trends of movie goers will be.

Company can NOT anticipate local, regional, national or foreign market viability, changes in market access to "movie goers" and/or industry variability in distribution and/or opportunity to distribute Picture at the conclusion of the production of the Picture.

The Company will work closely with entertainment industry professionals, including talent agents, attorneys, professional managers, business managers, film distribution companies and sales agents, and executives with completion bond companies, banks, film trade associations, film festivals and production and editing facilities. These film industry professionals may be utilized by the Company to assist it in financing, producing, marketing and/or distributing the Picture. In the event any one or more of these entertainment industry professionals is affected by health, financial, moral, public, social media, criminal or personal/individual, liability reasons, among additional unknown affects; Company will or may be affected financially in the production and distribution of the Picture which in turn may affect investor's financial return anticipated or projected prior to any said incident

The Company will compete with major studios, independent production companies, financiers, and film and television studios for the services of performing artists, directors and other creative and technical personnel, and favorable distribution arrangements. Many organizations with which the Company competes have greater financial resources, larger staffs, and greater creative resources than the Company which may directly affect investors anticipated return.

The Company's ability to finance, develop, produce, market, and distribute the Picture is unknown and may result in losses, including a complete loss of a Member's investment. No guarantee or representation is made that the Company will be successful, that the Picture will be produced, distributed and/or become a commercial success. The past results of the professionals associated with the Managing and/or Production team/staff, with respect to financing, developing, or producing projects in the entertainment industry are not necessarily indicative of the Company's future performance.

Neither the Managing Members, nor other members of the management team of the Member Managers' staff, are prohibited from engaging in activities outside of the Company. The Executives and Member Managers may undertake new or other filmed entertainment projects for which such individuals are actively involved, and from which the Executives and Member Managers may receive compensation which is not paid to the Company. The Executives and Member Managers are making it known that the Managing Members may actively work as directors, 2nd unit directors, producers, writers, sales agents, performers, actors, product placement agents, producer's reps, consultants, stunt coordinators, stunt performers, consultants, legal counsel as well as other capacities in the entertainment industry.

The Company is a Limited Liability Company formed for the purpose of the Picture and has no operating history. The Company is essentially a development stage enterprise and can be considered to be subject to the risks of a development stage enterprise, including, but not limited to, a lack of operating history, no assurance that the Company's business focus will result in favorable results of operation, and no assurance that the Company's projections and the underlying assumptions will be free of significant and material variances. If the Company is unsuccessful in executing its business plan, then the Company will not generate any returns on invested capital and may cause a loss of invested capital. The Company's revenues and results of operation will be significantly dependent upon its ability to finance and develop the Picture, as well as the unpredictable commercial success of the Picture.

The Company will likely license specific distribution rights to distributors. A distributor's decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company. Moreover, there may be

disagreements between the Company and the distributor(s) over the distribution accounting statements. Finally, there may be conflicts between the Picture being distributed by the distributor and other motion Picture (in which the Company has no financial interest) distributed by the distributor.

The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely affect the Company's success. The economic success of an entity that is involved in the creation and exploitation of motion Pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture's development, production, or purchase. Audience appeal depends upon factors which cannot be ascertained reliably in advance and over which the Company may have no control, including, among other things, positioning in the market and changing public taste. The commercial potential of any motion picture cannot be accurately predicted. Due to factors such as the unpredictability of audience appeal, many completed motion Pictures fail to generate sufficient revenues to recover their costs of acquisition, development, production, and distribution. Furthermore, there is no assurance that the audiences for motion Pictures will remain constant. Regardless of the financial resources and management expertise of a particular company, it is still subject to the same risk of an unpredictable marketplace. For example, a company's best efforts in researching and analyzing a particular film's level of success in a certain market can produce estimates that are significantly different from the actual results. Films can have unexpectedly poor financial performance, in spite of a well-known producer, director, or cast and in spite of a large promotional and advertising budget. No assurances can be given that the Company's motion Picture will be profitable.

While the Managing Members believes that the budget for the Picture is sufficient to produce the Picture, no assurance can be given that unforeseen circumstances will not require additional funds. The Company may need to obtain additional third-party financing to continue operations or complete production of the Picture. The Company may be unable to raise additional funds when needed on terms The Managing Members considers favorable or acceptable, or at all. If funds are unavailable when required or on acceptable terms, the Managing Members may be unable to develop or produce the Picture, take advantage of future distribution opportunities, respond to competitive pressures per unanticipated requirements or sustain a level of marketing to ensure the commercial success of the Picture. Any of such limitations could materially and adversely affect the Company's business, financial condition, and prospects. Any possible debt financing may involve covenant limiting or restricting the Company's operations or future opportunities.

Revenue will be driven by audience acceptance of the Picture, which represents not only artistic merits but also critics' reviews, marketing and the competitive marketing for entertainment, general economic conditions, and other intangible factors, all of which change rapidly and are outside of the Company's control. Actual production costs may exceed budgets or licensees may fail to exploit a particular property, which may reduce potential royalties. Risk of labor disputes, disability of a star performer, rapid changes in production and distribution technology, shortage of necessary equipment, talent, locations, or adverse weather conditions may cause cost overruns or the failure to produce the Picture.

If Third Parties Infringe the Company's Intellectual Property, the Company may be Forced to Expend Significant Resources Enforcing Rights to Suffer Competitive Injury. The Company may be required to spend significant resources to monitor and police its intellectual property rights. The Company may not be able to detect infringement and may lose its competitive position in the market before it is able to ascertain any such infringement. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources, including the attention of management. Defending against intellectual property infringement and other claims could be time consuming and expensive and, if the Company is not successful this could subject it to significant damages and disrupt management's execution of the business plan.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

**USE OF FUNDS**

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 50% towards marketing (social media advertising), 22.5% towards legal/accounting, 20% towards hiring part-time staff, 7.5% towards Wefunder fees.

If we raise: **$4,750,000**

Use of Proceeds: 10% towards contractual commitments of "A List" Actor/Actress, up to 3 as proposed on our website https://www.adversarymovie.com/cast-1;

5% towards contractual commitments of the following: Director (Mary Lambert), Casting Director (Mary Vernieu), Line Producer (Elayne Schneiderman Schmidt), Costume Designer (Fernando Rodriguez), Production Sound Mixer (Scott Clements, CAS), and Location Manager (Batou Chandler) and other key staff and services, who are specifically unknown at this time but necessary to begin the filming, production phase, which is tentatively set for early to mid-2022;

10% towards completion of preproduction and initiation of production/filming of the Picture;

67.5% towards filming/production of the Picture!!!

7.5% Wefunder Fees

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

**DELIVERY & CANCELLATIONS**

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.**

**If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the**

Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.**

**<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

# Ownership and Capital Structure

### THE OFFERING

13. Describe the terms of the securities being offered.

Film Revenue Share.

100% of Net Proceeds garnered from "The Adversary" movie shall be paid to the Early Bird Investors, and Investors, until such time, if ever, as the Early Bird Investors have received an amount equal to 225% of Early Bird Investor Funds (the first $100k of investors will be "Early Bird Investors") and the Investors have received an amount equal to 200% of the Investor Funds.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

### RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|

**This is an LLC with no issued units.**

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|

| Class of Security | Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | |

Describe any other rights:

N/A

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The unitholders** have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

history of our business;

- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

*Loan*

| | |
|---|---|
| **Lender** | Doug Swim |
| **Issue date** | 12/30/18 |

| | |
|---|---|
| **Issue date** | 12/30/18 |
| **Amount** | $242,098.00 |
| **Outstanding principal plus interest** | $285,676.00 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |

*The Company was granted a line of credit of up to $550,000 from one of its members (the lender), Doug Swim. Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%. There is no maturity date.*

*Loan*

| | |
|---|---|
| **Lender** | Doug Swim |
| **Issue date** | 12/30/19 |
| **Amount** | $48,108.00 |
| **Outstanding principal plus interest** | $56,767.00 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |

*The Company was granted a line of credit of up to $550,000 from one of its members (the lender), Doug Swim. Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%. There is no maturity date.*

*Loan*

| | |
|---|---|
| **Lender** | Doug Swim |
| **Issue date** | 12/30/20 |
| **Amount** | $5,145.00 |
| **Outstanding principal plus interest** | $6,071.10 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |

*The Company was granted a line of credit of up to $550,000 from one of its members (the lender), Doug Swim. Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%. There is no maturity date.*

*Loan*

| | |
|---|---|
| **Lender** | Doug Swim |
| **Issue date** | 12/30/20 |
| **Amount** | $29,541.00 |
| **Outstanding principal plus interest** | $34,858.00 as of 01/30/22 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |

*The Company was granted a line of credit of up to $550,000 from one of its members (the lender), Doug Swim. Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%. There is no maturity date.*

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| No exempt offerings. | | | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes

☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Doug Swim |
| **Amount Invested** | $242,098.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/18 |
| **Outstanding principal plus interest** | $285,676.00 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | founder |

| | |
|---|---|
| **Name** | Doug Swim |
| **Amount Invested** | $48,108.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/19 |
| **Outstanding principal plus interest** | $56,767.00 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | founder |

| | |
|---|---|
| **Name** | Doug Swim |
| **Amount Invested** | $5,145.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/20 |
| **Outstanding principal plus interest** | $6,071.10 as of 12/31/21 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | founder |

| | |
|---|---|
| **Name** | Doug Swim |
| **Amount Invested** | $29,541.00 |
| **Transaction type** | Loan |
| **Issue date** | 12/30/20 |
| **Outstanding principal plus interest** | $34,858.00 as of 01/30/22 |
| **Interest rate** | 18.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | founder |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Our Picture is READY TO FILM. Aqueduct was formed to finance, develop, produce, market, and distribute a movie called "THE ADVERSARY."

It is a psychological thriller. Mary Lambert will direct the film. Chad Darnell wrote the script with consultative input by Author Michael Leehan. The movie is inspired by Mr. Leehan's book, "Ascent From Darkness"

"THE ADVERSARY" is READY TO FILM.

In less than 5 years, we believe the Company can generate revenue through the theatrical and streaming release of the Picture in the United States and foreign markets.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

**Milestones**

AQUEDUCT ENTERTAINMENT, LLC was incorporated in the State of Florida in November 2011.

Since then, we have:

- Inspired by TRUE LIFE EVENTS; based on the Book "Ascent From Darkness"; Genre Psychological-Thriller
- DIRECTOR: Mary Lambert (Pet Sematary & Pet Sematary II with Stephen King); Writer: Chad Darnell
- Licensing Rights DONE: with THOMAS NELSON PUBLISHING; Life Rights: DONE with Author Michael Leehan
- READY TO FILM; Development: DONE; Script: DONE; Shooting Schedule: DONE
- Team History: 150+ years experience; Worked on: 100+ movies, series.
- Company supports HUMAN TRAFFICKING & ADDICTION TREATMENT programs.

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $107 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $103,603, including $103 in cash. As of December 31, 2019, the Company had $79,546 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $65,716 and net losses of $49,396 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $447,856 for the fiscal year ended December 31, 2020 and $358,083 for the fiscal year ended December 31, 2019.

**Related Party Transaction**

Refer to Question 26 of this Form C for disclosure of all related party transactions.

**Liquidity & Capital Resources**

To-date, the company has been financed with $324,892 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

AQUEDUCT ENTERTAINMENT, LLC cash in hand is $4,332.55, as of January 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,082/month, for an average burn rate of $1,082 per month. Our intent is to be profitable in 24 months.

Aqueduct is not profitable at this time. Films in production do not produce a profit until after distribution.

In terms of timeline to distribution (and generating revenue): We have the production (filming phase) scheduled for a 40 day timeframe, scheduled for Q2 2023. Once production (filming) is complete, then all editing and post-production will begin. This phase will be an estimated 3 to 4 months in length. Once the post-production is released and the film is ready to distribute worldwide. We anticipate distribution will commence approximately 4 to 6 months following post-production of the film, around Q4 2023.

We will begin negotiations with distributors, foreign and domestic, once we have enough "film" to produce a trailer for marketing purposes of the film. According to this timeframe, we expect to see revenue coming in early Q1 2024.

Upon a successful distribution deal, we still cannot guarantee that the film will generate enough revenue to turn a profit.

On October 12, 2017, the Company was granted a line of credit of up to $550,000 from one of its members (the lender). Under the agreement, the lender agreed to make funds available to the Company, on and as needed basis, based on expenses and costs for the direct and indirect purpose

of producing the film that is currently titled 'the Adversary'. All sums advanced pursuant to the agreement bear interest from the date each advance is made until the grand total of principal and interest is paid in full at an accrual per annual interest rate of 18%.

The advances under the agreement totaled $242,098 as of December 31, 2018, carrying an annual interest of $43,578. Cash advances during 2019 totaled $48,108 and interest expense relating to these advances amounted to $2,510 and $8,659 for the years 2019 and 2020 respectively. Cash advances during 2020 totaled $29,541 and interest expense relating to these advances amounted to $2,850 for the year 2020. Since these advances, the founder has also advanced $5,145 to the Company for use in the normal course of business.

Our only source of capital at this time, outside of funds raised on Wefunder, are from this line of credit.

Any projections made in the above narrative are forward-looking and cannot be guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Douglas Swim, certify that:

(1) the financial statements of AQUEDUCT ENTERTAINMENT, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of AQUEDUCT ENTERTAINMENT, LLC included in this Form reflects accurately the information reported on the tax return for AQUEDUCT ENTERTAINMENT, LLC filed for the most recently completed fiscal year.

*Douglas Swim*
Member Manager

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of

securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the

Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.adversarymovie.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt

securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Aqueduct Entertainment LLC Rev Share
- SPV Subscription Agreement
- Aqueduct Entertainment LLC Rev Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Douglas Swim
- William McConnell

Appendix E: Supporting Documents

- ttw_communications_93584_013121.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Aqueduct Entertainment LLC Rev Share
- SPV Subscription Agreement
- Aqueduct Entertainment LLC Rev Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Douglas Swim
- William McConnell

Appendix E: Supporting Documents

- ttw_communications_93584_013121.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

AQUEDUCT ENTERTAINMENT, LLC

By

*Doug Swim*

Member Manager, Producer,
Attorney

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*William McConnell*

Member Manager
1/6/2022

*Doug Swim*

Member Manager, Producer, Attorney
1/6/2022

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.